

March 22, 2024

Stephen Trowbridge
Chief Financial Officer
AngioDynamics, Inc.
14 Plaza Drive
Latham NY 12110

**Re: AngioDynamics, Inc.**
**Form 10-K for the Fiscal Year Ended May 31, 2023**
**File No. 000-50761**

Dear Stephen Trowbridge:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services